Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C

Q3 FY25

•	First patient safely dosed in TACTI-004 Phase III lung cancer trial, marking a significant milestone

•	Pivotal TACTI-004 trial design presented at the European Lung Cancer Congress (ELCC) 2025

•	Patient enrolment completed for the EFTISARC-NEO Phase II trial evaluating efti with radiotherapy and KEYTRUDA® in resectable soft tissue sarcoma

•	Patient enrolment completed for the INSIGHT-003 Phase I trial evaluating efti with KEYTRUDA® and chemotherapy as first-line treatment of advanced or metastatic 1L NSCLC

•	Strong cash position of A$146.25 million, providing an expected cash reach to the end of CY2026

SYDNEY, AUSTRALIA – 29 April 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, provides an update on its activities for the quarter ended 31 March 2025 (Q3 FY25).

EFTI DEVELOPMENT PROGRAM FOR CANCER

TACTI-004 – First Patient Successfully Dosed in Pivotal Phase III Trial in 1L NSCLC

In March 2025, Immutep announced the first patient in the Company’s pivotal TACTI-004 Phase III trial was successfully dosed at Calvary Mater Newcastle Hospital in Australia. TACTI-004 evaluates eftilagimod alfa (efti), a first-in-class MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) and chemotherapy as first line treatment of patients with advanced or metastatic non-small cell lung cancer (1L NSCLC). The global Phase III trial with efti will randomize approximately 756 patients at more than 150 clinical sites and trial results will inform a potential marketing approval application in non-small cell lung cancer, one of the largest indications in oncology.

Immutep also presented the pivotal TACTI-004 Phase III trial as a Trial-in-Progress poster at the European Lung Cancer Congress (ELCC) 2025, in Paris, France, in late March. The poster included an overview and study design of the TACTI-004 Phase III trial. Informed by the Company’s AIPAC-003 study, Immutep has determined to move forward with 30 mg efti dosing as the optimal biological dose. We have observed encouraging support from the investigators participating in the study in our meetings to date including those held at ELCC 2025 and after quarter end at the investigator meeting in Budapest, Hungary. Consistent feedback has been that the efficacy and safety data collected thus far from the TACTI-002 and INSIGHT-003 trials are impressive and address the unmet medical needs seen by many key opinion leaders.

Recruitment in TACTI-004 is underway at a growing number of activated clinical sites and countries with approvals from regulatory authorities expanded to now 19 countries including Australia, Austria, Belgium, Bulgaria, Canada, Germany, Greece, Hungary, India, Ireland, Italy, Latvia, Lithuania, Portugal, Spain, and the United Kingdom.

TACTI-003 (KEYNOTE-C34) – Phase IIb Trial in 1L HNSCC

Immutep continued to follow patients in the TACTI-003 (KEYNOTE-C34) Phase IIb trial, which is evaluating efti in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first-line treatment of recurrent or metastatic head and neck squamous cell carcinoma (1L HNSCC), during Q3 FY25. Immutep most recently reported positive results from Cohort B of the trial in 1L HNSCC patients with PD-L1 negative tumours (CPS <1) who typically do not respond well to anti-PD-1 therapy alone, at the ESMO Immuno-Oncology Annual Congress in December 2024. Immutep will continue to follow the maturing data from TACTI-003 and plans to engage with regulatory authorities regarding potential paths forward by mid of this year.

AIPAC-003 – Phase II/III Trial in Metastatic Breast Cancer

Immutep continues to execute the AIPAC-003 trial, which enrolled 71 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors. Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30mg or 90mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative and prior regulatory interaction with FDA. Patient follow up, data cleaning and analysis is ongoing and an update is anticipated in CY2025.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

In January 2025, Immutep announced that patient enrolment has been completed for the ongoing investigator-initiated INSIGHT-003 trial. INSIGHT-003 is evaluating efti in combination with the anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and doublet chemotherapy as first line treatment of patients with advanced or metastatic non-squamous non-small cell lung cancer (1L NSCLC). The Phase I trial has reached its enrolment target of approximately 50 evaluable patients across multiple clinical sites in Germany led by the Frankfurt Institute of Clinical Cancer Research IKF.

Positive first Overall Survival results and other data points from INSIGHT-003 were reported in late 2024. Data updates from INSIGHT-003 are expected in CY2025.

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

In January 2025, Immutep announced that patient enrolment has been completed in the ongoing investigator-initiated EFTISARC-NEO trial. EFTISARC-NEO is evaluating efti in combination with radiotherapy plus KEYTRUDA® (pembrolizumab) in the neoadjuvant setting for patients with resectable soft tissue sarcoma (STS). The Phase II trial being conducted by the Maria Skłodowska-Curie National Research Institute of Oncology (MSCNRIO) in Warsaw, the national reference centre for STS in Poland, reached its enrolment target of 40 patients.

Encouraging data from EFTISARC-NEO was presented at the Connective Tissue Oncology Society (CTOS) Annual Meeting in November 2024. Data updates from EFTISARC-NEO are expected in CY2025.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

Immutep is progressing with the ongoing Phase I trial of its autoimmune candidate IMP761. IMP761 is a first-in-class agonist LAG-3 antibody designed to restore balance to the immune system by enhancing the “brake” function of LAG-3 to silence dysregulated self-antigen-specific memory T cells that cause many autoimmune diseases. Following previously reported favourable initial safety data in December 2024, additional safety data and assessment of pharmacokinetic/pharmacodynamic (PK/PD) relationships are expected to be reported in CY2025.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted two new patents for LAG525 in in the Philippines and the United States. Immutep was also granted a Russian patent directed to an assay for use in measuring the potency of IMP761, for example, as part of a quality control step in production of the agonist LAG-3 antibody.

CASH FLOW SUMMARY

During the quarter, Immutep continued to advance its clinical trial programs for efti and for IMP761 with prudent cash management. The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 31 March 2025 of approximately A$146.25 million, which is greater than budgeted as at the beginning of the current financial year, whilst delivering on our announced goals. The total balance consists of: 1) a cash and cash equivalent balance of A$92.45 million and 2) bank term deposits totaling A$53.80 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

In Q3 FY25, cash receipts from customers were A$12k. The net cash used in G&A activities in the quarter was A$704k, compared to A$566k in Q2 FY25. Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$363k.

The net cash used in R&D activities during the quarter was A$13.6 million, compared to A$16.2 million in Q2 FY25. The decrease is mainly due to:

•	the prepayment of TACTI-004 clinical trial related “kick-off costs” to initiate the trial in the previous quarter; and

•

the completion of enrolment in the Phase II portion of the AIPAC-003 trial and the cost-efficient investigator initiated EFTISARC-NEO and INSIGHT-003 trials, which like TACTI-003 are all now focused on patient follow up. As such the Company is incurring significantly lower burn rates from those trials.

Payment for staff costs was A$2.5 million in the quarter, which was the same as for Q2 FY25.

Total net cash outflows used in operating activities in the quarter were A$16.26 million compared to A$19.0 million in Q2 FY25.

Total cash inflow from investing activities for the quarter was A$32.34 million, mainly due to the maturity of short-term investments. The short-term investments are comprised of term deposits with maturities of greater than 3 months and less than 12 months. During the quarter, the company transferred back A$32.34 million from short-term investments that had matured to cash at bank, resulting in a positive cashflow in investing activities.

A copy of the Appendix 4C - Quarterly Cash Flow Report for the quarter is attached.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Sodali & Co

+61 (0)406 759 268; catherine.strong@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Immutep Limited

ABN	Quarter ended (“current quarter”)

90 009 237 889	31st March 2025

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
1. Cash flows from operating activities
1.1 Receipts from customers	12	40
1.2 Payments for
(a) research and development	(13,592)	(39,286)
(b) product manufacturing and operating costs	—	—
(c) advertising and marketing	(31)	(140)
(d) leased assets	—	—
(e) staff costs	(2,500)	(7,739)
(f) administration and corporate costs	(704)	(2,231)
1.3 Dividends received (see note 3)	—	—
1.4 Interest received	810	2,811
1.5 Interest and other costs of finance paid	(8)	(25)
1.6 Income taxes paid	—	—
1.7 Government grants and tax incentives	—	4,152
1.8 Other (provide details if material) -Intellectual property management	(249)	(1,398)

1.9 Net cash from / (used in) operating activities	(16,262)	(43,816)

2. Cash flows from investing activities
2.1 Payments to acquire or for:
(a) entities	—	—
(b) businesses	—	—
(c) property, plant and equipment	—	(11)
(d) investments	—	(67,739)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
(e) intellectual property	—	(276)
(f) other non-current assets	—	—
2.2 Proceeds from disposal of:	—	—
(a) entities
(b) businesses	—	—
(c) property, plant and equipment	—	—
(d) investments	32,342	37,608
(e) intellectual property	—	—
(f) other non-current assets	—	—
2.3 Cash flows from loans to other entities	—	—
2.4 Dividends received (see note 3)	—	—
2.5 Other (provide details if material)	—	—

2.6 Net cash from / (used in) investing activities	32,342	(30,418)

3. Cash flows from financing activities
3.1 Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2 Proceeds from issue of convertible debt securities	—	—
3.3 Proceeds from exercise of options	—	—
3.4 Transaction costs related to issues of equity securities or convertible debt securities	—	(254)
3.5 Proceeds from borrowings	—	—
3.6 Repayment of borrowings	—	—
3.7 Transaction costs related to loans and borrowings	—	—
3.8 Dividends paid	—	—
3.9 Other (provide details if material)	(65)	(238)

3.10 Net cash from / (used in) financing activities	(65)	(492)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
4. Net increase / (decrease) in cash and cash equivalents for the period
4.1 Cash and cash equivalents at beginning of period	73,887	161,790
4.2 Net cash from / (used in) operating activities (item 1.9 above)	(16,262)	(43,816)
4.3 Net cash from / (used in) investing activities (item 2.6 above)	32,342	(30,418)
4.4 Net cash from / (used in) financing activities (item 3.10 above)	(65)	(492)
4.5 Effect of movement in exchange rates on cash held	2,549	5,387

4.6 Cash and cash equivalents at end of period	92,451	92,451

5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1 Bank balances	22,141	19,206
5.2 Call deposits	7,181	12,452
5.3 Bank overdrafts	—	—
5.4 Other (provide details if material) -Term deposit	63,129	42,229

5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above)	92,451	73,887

6. Payments to related parties of the entity and their associates	Current quarter $A’000
6.1 Aggregate amount of payments to related parties and their associates included in item 1	363

6.2 Aggregate amount of payments to related parties and their associates included in item 2	—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.   Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1 Loan facilities	—	—
7.2 Credit standby arrangements	—	—
7.3 Other (please specify)	—	—
7.4 Total financing facilities	—	—

7.5 Unused financing facilities available at quarter end		—

7.6   Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

N/A

8. Estimated cash available for future operating activities	$A’000
8.1 Net cash from / (used in) operating activities (item 1.9)	(16,262)
8.2 Cash and cash equivalents at quarter end (item 4.6)	92,451
8.3 Unused finance facilities available at quarter end (item 7.5)	—

8.4 Total available funding (item 8.2 + item 8.3)	92,451

8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.69	[1]

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

[1]

In addition to the total available funding at item 8.4, which does not include term deposits with maturities of greater than 90 days, Immutep has A$53.80 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of A$146.25 million as at 31 March 2025 and an expected cash reach to end of CY2026.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 April 2025

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5